May 20, 2015

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Edge Therapeutics, Inc. Amendment No. 4 to Confidential Draft Registration Statement on Form S-1 submitted on December 4, 2014 (File No. 377-00526)

Dear Mr. Riedler:

On behalf of Edge Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Company dated December 17, 2014, regarding the Amendment No. 4 to the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-00526) (the “Amended Registration Statement”) and the prospectus included therein.

We describe below the changes that we have made in response to the Staff’s comments in the Amendment No. 5 to the Draft Registration Statement on Form S-1 (the “Amendment”) that the Company confidentially submitted on the date hereof. For your convenience, the Staff’s comments are numbered and presented in bold-faced type below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Amendment as-filed and marked to reflect the changes from the Amended Registration Statement. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amended Registration Statement, and page references in the responses refer to the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Fair Value of Common Stock
Valuation of Common Stock as of March 27, 2014, page 59

1.	Please disclose the results of the valuation performed as of March 27, 2014 to include how the assumptions have changed from the prior most recent valuation and the estimated common stock per share price.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 58-60 to disclose the results of the valuation performed as of March 27, 2014, and to include how the assumptions have changed from the prior most recent valuation and the estimated common stock per share price. The Company respectfully submits that all material considerations affecting the valuations have been described.

May 20, 2015 Page 2

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If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:	Austin Stephenson Daniel Greenspan

Brian A. Leuthner
          Edge Therapeutics, Inc.

Mitchell S. Bloom
Arthur R. McGivern
          Goodwin Procter LLP